FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 4/15/2019

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
29, avenue de la Porte-Neuve – 3rd floor
L-2227 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing that an Argentine court reverses decision against Ternium’s chairman.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio
Name: Pablo Brizzio
Title: Chief Executive Officer

Dated: April 15, 2019

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Argentine Court Reverses Decision Against Ternium’s Chairman

Luxembourg, April 15, 2019. Ternium S.A. (NYSE: TX) has been informed that, earlier today, an Argentine court of appeals reviewing the preliminary decision (procesamiento) of November 27, 2018 issued by the first-instance judge investigating the Notebooks Case with respect to Paolo Rocca, Chairman of the Board of Directors of Ternium, reversed the procesamiento on the basis of absence of necessary and sufficient grounds to link Mr. Rocca with the proceedings. Further investigation into the payments and their alleged justifications would be necessary.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, HVAC, construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. More information about Ternium is available at www.ternium.com.